EXHIBIT 8.1

List of Subsidiaries

Name	Jurisdiction of Incorporation	Ownership Interest
Compañía Minera Mexicana de Avino, S.A. de C.V.	Mexico	99.67%
Promotora Avino S.A. de C.V.	Mexico	79.09%
Oniva Silver and Gold Mines S.A. de C.V.	Mexico	100%
Bralorne Gold Mines Ltd.	Canada	100%